                                                                    Exhibit 99.1


                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT

ITEM 1. NAME AND ADDRESS OF COMPANY

        Paramount Resources Ltd. ("Paramount")
        4700 - 888 Third Street S.W.
        Calgary, Alberta T2P 5C5

ITEM 2. DATE OF MATERIAL CHANGE

        December 13, 2004

ITEM 3. NEWS RELEASE

        Paramount issued a news release respecting the material change described herein on December 13, 2004, through the facilities of CCN Matthews.

ITEM 4. SUMMARY OF MATERIAL CHANGE

        Paramount's board of directors unanimously approved a proposed reorganization which would result in Paramount's shareholders receiving units of a new energy trust (the "Trust") owning existing properties of Paramount with current production of approximately 25,000 Boe/d (the "Trust Spinout"). The properties intended to become properties of the Trust (the "Spinout Assets") are located in the Kaybob and Marten Creek areas of Alberta. Under the Trust Spinout, Paramount's shareholders will continue to be shareholders of Paramount, which will continue to operate as it has in the past.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

        GENERAL

        On December 13, 2004, Paramount's board of directors unanimously approved a proposed reorganization which would result in Paramount's shareholders receiving units of a new energy trust (the "Trust") owning existing properties of Paramount with current production of approximately 25,000 Boe/d (the "Trust Spinout"). The properties intended to become properties of the Trust (the "Spinout Assets") are located in the Kaybob and Marten Creek areas of Alberta. Under the Trust Spinout, Paramount's shareholders will continue to be shareholders of Paramount, which will continue to operate as it has in the past.

        The Trust Spinout is to be accomplished through a plan of arrangement (the "Arrangement") under the Business Corporations Act (Alberta). The completion of the Arrangement will be conditional upon, among other things:

        - the requisite consents from the holders of Paramount's senior unsecured notes;

        - Paramount's existing senior credit facilities having been amended in a manner satisfactory to Paramount;

        - approval of the Arrangement by Paramount's shareholders at a special meeting of shareholders anticipated to be held in the first quarter of 2005; and

        - approval of the Arrangement by the Court of Queen's Bench of Alberta and regulatory authorities.

        The Trust would be an unincorporated open-ended trust established under the laws of Alberta. The Trust would indirectly have a 100% interest in a limited partnership (the "Trust Partnership") which would own the Spinout Assets.

        Upon completion of the Trust Spinout, Paramount's shareholders will own approximately 81% of the outstanding units of the Trust and Paramount will own approximately 19% of the units. As part of the transaction, Paramount will also receive approximately $150 million from the Trust, expected to be financed by bank credit facilities to be established for the Trust.

        Paramount believes that the Trust Spinout will enhance value for shareholders by dividing Paramount's assets into two specific groups, consisting of (i) the higher free cash flow Kaybob and Marten Creek assets which will be owned through a new publicly traded energy trust that will pay regular cash distributions; and (ii) the predominantly growth oriented assets that will continue to be owned by Paramount. The transaction will allow shareholders to participate either separately or on a combined basis in the growth potential and mature qualities of Paramount's assets, and Paramount believes that the post-transaction structure better aligns risks and returns from each asset class in a way that is both sustainable and tax-effective.

        BMO Nesbitt Burns Inc. ("BMO") is acting as financial advisor to Paramount with respect to the Trust Spinout. BMO has advised the board of directors of Paramount that it is of the opinion, subject to its review of the final form of the documents effecting the Trust Spinout, that the consideration to be received by the Paramount shareholders as a result of the completion of the Trust Spinout is fair from a financial point of view.

        The Trust Spinout is targeted for completion in the first quarter of 2005.

        EFFECT OF THE TRUST SPINOUT ON PARAMOUNT

        THE SPINOUT ASSETS

        The crude oil and natural gas properties comprising the Spinout Assets that will be owned by the Trust Partnership through the Trust Spinout are primarily natural gas producing properties characterized by strong cash flow and low risk drilling opportunities requiring relatively small capital expenditures. The Spinout Assets are also comprised of approximately 619,863 net acres of non-producing lands in proximity to such properties and certain production facilities associated with such properties.

        A description of the Spinout Assets is set forth below.

        Kaybob, Alberta

        The major Kaybob, Alberta properties that will be owned by the Trust Partnership consist of Kaybob North, Pine Creek, Fox Creek, Two Creeks, Clover and Simonette, and are located in central Alberta and produce primarily natural gas and natural gas liquids. These properties account for approximately 76% of the natural gas production that will be owned by the Trust Partnership. Paramount's working interests in the crude oil and natural gas properties comprising the Spinout Assets in this area range from 26% to 100% and average approximately 80%, and the majority of such properties are currently operated by Paramount. These properties include substantially all of the producing Kaybob properties Paramount acquired in its acquisition of crude oil and natural gas properties in Kaybob, Alberta, Fort Liard, Northwest Territories and northeast British Columbia in June 2004 for $185.1 million (after adjustments).

        The facilities in this area that will be owned by the Trust Partnership consist of three operated natural gas plants, which currently process approximately 56% of Paramount's natural gas production from this area, and three crude oil batteries, which process the majority of the oil Paramount produces in this area.

        500,823 net acres of non-producing lands in the Kaybob area, (calculated as of December 1, 2004) will also be owned by the Trust Partnership.

        Marten Creek, Alberta

        The Marten Creek, Alberta properties are located in west central Alberta and are part of Paramount's Grande Prairie operating unit. These properties produce primarily natural gas and natural gas liquids. Paramount has a 100% working interest in all of the producing properties and substantially all of the non-producing land comprising the Spinout Assets in this area, and all of the producing properties are operated by Paramount. These properties include all of the properties Paramount acquired in its acquisition of crude oil and natural gas properties in Marten Creek, Alberta in August 2004 for $83.7 million (subject to adjustments).

        119,040 net acres of non-producing lands in the Grand Prairie area, (calculated as of December 1, 2004) will also be owned by the Trust Partnership.

        PARAMOUNT'S BUSINESS FOCUS AFTER THE TRUST SPINOUT

        Following completion of the Trust Spinout, Paramount's remaining assets will be concentrated in its existing core areas of Grande Prairie; Northwest Alberta (including Cameron Hills, Northwest Territories); Laird, Northwest Territories/Northeast British Columbia; and Southern Alberta/Southeast Saskatchewan/United States, and Paramount will continue to operate in the West Kaybob area. Paramount's remaining interests in the West Kaybob area are predominantly the resource play in the Deep Basin and have current production of less than 2,000 Boe/d, however production from these interests is expected to grow to over 5,000 Boe/d by the end of 2005. The West Kaybob area is an extension to Paramount's existing Kaybob play with many of the same geologic targets, but has a number of different attributes. These differences include a focus on deeper targets which are more expensive to drill, but provide more significant reserves and production rates when successful. Paramount has concluded that this higher risk/reward relationship is better suited to Paramount than the Trust. Paramount will continue to operate as a growth oriented exploration and development company and will continue to pursue long term exploration, development and exploitation opportunities in the Colville Lake area of the Northwest Territories and SAGD developments in the bitumen areas of Northeast Alberta.

        The Trust Spinout is not expected to result in any change to Paramount's directors or senior management.

        EFFECT ON OUR PRODUCTION AND RESERVES

        The crude oil and natural gas properties comprising the Spinout Assets have current production of approximately 25,000 Boe/d. The total proved reserves attributable to such properties are comprised of the following:

        - certain crude oil and natural gas properties in Paramount's Kaybob and Grande Prairie core areas - 27,621 Mboe as at December 31, 2003 as evaluated by McDaniel & Associates Consultants Ltd., independent petroleum engineers;

        - substantially all of the producing crude oil and natural gas properties from the Kaybob acquisition - 7,971 Mboe as at June 1, 2004 as evaluated by Sproule Associates Limited, independent petroleum engineers; and

        - all of the crude oil and natural gas properties from the Marten Creek acquisition - 2,903 Mboe as at July 1, 2004 as evaluated by McDaniel & Associates Consultants Ltd., independent petroleum engineers.

        PRO FORMA FINANCIAL AND OPERATIONAL INFORMATION

        Selected Operational Information

        The following table sets forth summary data with respect to Paramount's production, operating costs and netbacks for the nine months ended September 30, 2004 and for the nine months ended September 30, 2004 after giving effect to the Trust Spinout.

                                                                                 NINE MONTHS
                                                                               ENDED SEPTEMBER
                                                                                30, 2004 AFTER
                                                            NINE MONTHS ENDED   GIVING EFFECT
                                                              SEPTEMBER 30,      TO THE TRUST
                                                                  2004             SPINOUT
                                                            -----------------  ---------------
        PRODUCTION:
        Natural gas (MMcf)...............................        45,158             20,109
        Natural gas liquids (MBbl).......................          665               168
        Crude oil (MBbl).................................         1,187              788
           Barrel of oil equivalent (MBoe)...............         9,378             4,307
        COSTS AND NETBACK:
        Operating costs ($/Boe) ..........................        6.92               7.88
        Operating netback(1) ($/Boe) .....................        26.15             25.09

        Note:

        (1) Operating netback has been calculated using gross revenues before financial instruments and deducting royalties and operating costs.

         Selected Consolidated Financial Data

        The following table provides actual and pro forma selected consolidated financial data for Paramount for the nine months ended September 30, 2004 and the year ended December 31, 2003. The actual selected financial data for the nine month period ended September 30, 2004 and the year ended December 31, 2003 have been derived from Paramount's unaudited and audited consolidated financial statements for those periods. Paramount's historical financial data for interim periods are not necessarily indicative of the results that may be expected for a full year of operations. The pro forma selected financial data for the nine month period ended September 30, 2004 and the year ended December 31, 2003 have been derived from Paramount's unaudited pro forma consolidated financial statements for those periods which are attached as Schedule "A" hereto.

                                                                 ACTUAL                         PRO FORMA(1)
                                                                 ------                         ------------
                                                                                         NINE MONTHS
                                                     NINE MONTHS          YEAR ENDED         ENDED         YEAR ENDED
                                                 ENDED SEPTEMBER 30,     DECEMBER 31,     SEPTEMBER 30,    DECEMBER 31,
         (thousands of dollars)                          2004                2003             2004            2003
                                                         ----                ----             ----            ----
         EARNINGS DATA:
              Revenue                                  $  301,349        $  299,335        $173,981        $ 206,476
              Expenses                                    224,399           355,996         127,324          251,963
              Earnings (loss) before
                  income taxes                             76,950          (56,661)          46,657         (45,487)
              Net earnings (loss)(2)                       58,927             2,633          44,350          (1,841)
         BALANCE SHEET DATA (AT END OF PERIOD):
              Total assets                             $1,429,533        $1,175,310        $873,220               --
              Total debt(3)                               542,589           287,237         336,329               --
              Shareholders' equity                        537,928           496,033         429,867               --

NOTES:

(1) The figures give effect to the completion of the Trust Spinout, Paramount's equity issuances completed in October 2004, the redemption of approximately US$85.5 million of our senior notes to be completed on December 30, 2004 which we announced on November 30, 2004, and the completion of the exchange offer and consent solicitation (see "Offer for Senior Notes" below), assuming the exchange for new notes of all notes being sought in the exchange offer. The figures assume that: (i) we will pay cash consideration and consent payments of US$35.3 million to the note holders in connection with the exchange offer, which funds will be drawn from our senior credit facility; (ii) we will receive $150 million in connection with, and upon completion of, the Trust Spinout, which funds will be used to reduce our senior credit facility; and (iii) the commissions and expenses associated with the exchange offer and consent solicitation and the Trust Spinout will be an aggregate of $7 million, of which approximately one half would be recoverable from the Trust.

(2) On January 1, 2004, Paramount retroactively adopted, with restatement, the Canadian Institute of Chartered Accountants ("CICA") recommendation on Asset Retirement Obligations, which requires liability recognition for fair value of retirement obligations associated with long-lived assets. As a result of the retroactive adoption of this recommendation, net earnings for the year ended December 31, 2003 would decrease by $1.4 million.

(3) The following table provides a calculation of our total debt as at the dates indicated:

                                                   ACTUAL                                 PRO FORMA(1)
                                                   ------                                 ------------
         (thousands of dollars)           September 30, 2004    December 31, 2003    September 30, 2004   December 31, 2003
                                          ------------------    -----------------    ------------------   -----------------
         Senior credit facility                $164,109              $ 60,350             $ 65,708                  --
         Senior notes                           378,480               226,887              270,621                  --
         Total debt                             542,589               287,237              336,329                  --

NOTE:

(1) The figures give effect to the completion of the Trust Spinout, Paramount's equity issuances completed in October 2004, the redemption of approximately US$85.5 million of our senior notes to be completed on December 30, 2004 which we announced on November 30, 2004, and the completion of the exchange offer and consent solicitation (see "Offer for Senior Notes" below), assuming the exchange for new notes of all notes being sought in the exchange offer. The figures assume that: (i) we will pay cash consideration and consent payments of US$35.3 million to the note holders in connection with the exchange offer, which funds will be drawn from our senior credit facility; (ii) we will receive $150 million in connection with, and upon completion of, the Trust Spinout, which funds will be used to reduce our senior credit facility; and (iii) the commissions and expenses associated with the exchange offer and consent solicitation and the Trust Spinout will be an aggregate of $7 million, of which approximately one half would be recoverable from the Trust.

        THE TRUST

        Business Strategy of the Trust

        The Trust's primary mandate will be to focus on low cost operations, maintain and grow reserves and production through drilling and continually review value accretive acquisitions. The Trust's extensive development drilling portfolio is expected to make it less reliant on the acquisition market to maintain distributions as compared to its peer group. To facilitate this, it is anticipated that the Trust will distribute approximately 65 percent of its cash flow to unitholders in monthly distributions.

        Trust Units and Distributions

        Each Trust unit would represent an equal undivided beneficial interest in the Trust and carry the right to one vote at all meetings of unitholders of the Trust. Each Trust unit would be transferable and entitle the holder thereof to participate equally in distributions of the Trust. Trust units would not be subject to future calls or assessments.

        Unitholders would be entitled to receive monthly cash distributions of the Trust's distributable cash. The Trust's distributable cash will be sourced from the Trust Partnership's distributable cash paid indirectly by the Trust Partnership to the Trust. The distributions made by the Trust Partnership will be derived from the net cash flow realized from its ownership of natural gas and petroleum properties and related facilities.

        The actual amount of the Trust's distributable cash will depend on the results of operations of its subsidiaries including, among other things:

        - the quantity of natural gas, natural gas liquids and crude oil produced;

        -      prices received for such production;

        -      operating expenses of the Trust and its subsidiaries;

        -      government and other royalties and other government charges;

        -      capital expenditures;

        - the level of any cash reserves and reclamation fund contributions;

        -      the amount of debt service charges; and

        -      other income and expenses.

        The Trust's debt following completion of the Trust Spinout is expected to be approximately $150 million, expected to be financed by bank credit facilities to be established for the Trust.

        The Trust's Production and Reserves

        The crude oil and natural gas properties comprising the Spinout Assets have current production of approximately 25,000 Boe/d, comprised of 120 MMcf/d of natural gas and 5,000 Bbl/d of crude oil and liquids.

        The reserves attributable to the crude oil and natural gas properties comprising the Spinout Assets have been evaluated by Paddock Lindstrom & Associates Limited ("Paddock"), independent petroleum engineers, as at December 1, 2004 in accordance with National Instrument 51-101. A summary of the proved producing, total proved and total proved plus probable reserves attributable to the properties as evaluated by Paddock is set forth below. Proved undeveloped reserves assigned account for only 7 percent of total proved reserves.

                                             Crude Oil and
                                          Natural Gas Liquids              Natural Gas
                                                 (MBbl)                       (Bcf)
                                                 ------                       -----
                                                         Constant Price Basis
                                                         --------------------
        Proved Producing                         8,779                        167.6
        Total Proved                             9,583                        203.4
        Total Proved plus Probable               13,349                       298.1

                                                    Forecast Price Basis
                                                    --------------------
        Proved Producing                         8,778                        167.6
        Total Proved                             9,582                        203.4
        Total Proved plus Probable               13,331                       298.2

        Relationship Between Paramount and the Trust after the Trust Spinout

        Although Paramount will initially own approximately 19% of the outstanding Trust units, Paramount and the Trust will be separate entities.

        The executive team of the Trust initially will be Paramount's executive team, which has been instrumental in building the Kaybob and Grande Prairie core areas and will utilize its experience with these assets to generate future growth for the Trust. The board of directors for the Trust will include Clayton H. Riddell, Paramount's Chairman and Chief Executive Officer, and James H. T. Riddell, Paramount's President and Chief Operating Officer. A majority of the Trust's directors will be independent of Paramount.

        Initially, the Trust will have access to all of Paramount's existing employees under a management services agreement pursuant to which Paramount will assist the Trust in the management of its properties and administration of the Trust. After a period of six months from the completion of the Trust Spinout, the independent directors of the Trust will have the ability to terminate the management services agreement with Paramount upon six months notice. It is anticipated that the Trust would ultimately operate independently from Paramount with its own full complement of management and employees.

        EXCHANGE OFFER FOR SENIOR NOTES

        Paramount currently has U.S. $175 million of 7 7/8% Senior Notes due 2010 (the "2010 Notes") and U.S. $125 million of 8 7/8% Senior Notes due 2014 (the "2014 Notes") outstanding and recently called U.S.$41,744,000 aggregate principal amount of the 2010 Notes and U.S.$43,750,000 aggregate principal amount of the 2014 Notes for redemption on December 30, 2004. The covenants of Paramount under each series of notes restrict Paramount from completing the Trust Spinout without noteholder consent. Accordingly, the Trust Spinout is conditional on the holders of more than 50% of the principal amount of each series of notes outstanding after completion of the redemption consenting to the transaction. Paramount intends to commence an exchange offer and consent solicitation (the "Notes Offer"), pursuant to which Paramount will offer to exchange all of the notes not called for redemption for new notes and cash and solicit consents from holders to adopt amendments to the notes indentures to remove most of the restrictive covenants and events of default applicable to untendered notes remaining outstanding. The consideration under the exchange offer will consist of 8% Senior Notes due 2012 in the same principal amount as the 2010 Notes and 2014 Notes being exchanged, together with cash consideration, for each U.S. $1,000 principal amount of notes, of U.S. $133.27 for the 2010 Notes and U.S. $215.44 for the 2014 Notes, plus applicable accrued and unpaid interest to the date of the exchange. A portion of each cash consideration is a consent payment of U.S. $30 per U.S. $1,000 principal amount of notes, which will only be paid to holders tendering by the early consent date to be specified in the Notes Offer. Holders not tendering by the early consent date will not receive such consent payment. Paramount does not intend to call the shareholders meeting for the Trust Spinout unless the requisite consents are obtained by the early consent date. Paramount is in the process of obtaining a credit rating for the new notes. The Notes Offer will not be conditional upon completion of the Trust Spinout.

        ADVISORY REGARDING OIL AND GAS INFORMATION

        This material change report contains disclosure respecting crude oil and natural gas production expressed as "Boe", "Mboe" or "Boe/d". All crude oil equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of crude oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

        ADVISORY REGARDING FORWARD LOOKING STATEMENTS

        Certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this material change report contains forward-looking statements relating to the timing, structure and completion of the Trust Spinout and its related steps, including the expected allocation of unit ownership; the effect on shareholder value of the Trust Spinout; the tax effects of the Trust Spinout; the timing, structure and completion of the Notes Offer; the level of distributions by the Trust; the composition of the assets that will be owned by the Trust and that will be retained by Paramount; the return of capital investment in wells; the funds to be received by Paramount in connection with the Trust Spinout and the source of funding thereof; the business strategy and management of the Trust and Paramount; production levels; reserve estimates and our business strategy. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Paramount at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the failure to obtain necessary approvals for the Arrangement; the failure to obtain the necessary consents to the Arrangement, including from holders of senior notes; the failure to satisfy conditions to the Arrangement or the Notes Offer; exchange rate and interest rate fluctuations, crude oil and natural gas price and demand fluctuations; loss of services of any of our executive officers or key employees; uncertainties in the estimates of reserves; stock market volatility; and general economic conditions; and other factors, many of which are beyond the control of Paramount. There is no representation by Paramount that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

        Not applicable.

ITEM 7. OMITTED INFORMATION

        No information has been omitted on the basis that it is confidential information.

ITEM 8. EXECUTIVE OFFICER

        The name and business telephone number of an executive officer of Paramount who is knowledgeable about the material change and this report and who may be contacted in connection with this report is James H. T. Riddell, President and Chief Operating Officer of Paramount, at (403) 290-3600.

ITEM 9. DATE OF REPORT

        December 14, 2004.

                                  SCHEDULE "A"

                               COMPILATION REPORT
                 ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors of
PARAMOUNT RESOURCES LTD.

We have read the accompanying unaudited pro forma consolidated balance sheet of Paramount Resources Ltd. ("the Company") as at September 30, 2004 and unaudited pro forma consolidated statements of earnings for the nine months then ended and for the year ended December 31, 2003, and have performed the following procedures.

     1. Compared the figures in the columns captioned "Paramount Resources Ltd. As Previously Reported" to the unaudited interim consolidated financial statements of the Company as at September 30, 2004 and for the nine months then ended or to the audited consolidated financial statements of the Company for the year ended December 31, 2003, as appropriate, and found them to be in agreement.

     2. Compared the figures in the columns captioned "Spinout Assets" to the financial statements of the Kaybob and Martin Creek Properties as at September 30, 2004 and for the nine months then ended or for the year ended December 31, 2003, as appropriate, and found them to be in agreement.

     3. Compared the figures in the columns captioned "$185 Million Acquisition" to the unaudited schedule of revenues, royalties and operating expenses for the Kaybob properties and to the unaudited schedule of revenues, royalties and operating expenses for the Fort Liard properties for the six months ended June 30, 2004 or the audited schedule of revenues, royalties and operating expenses for the Kaybob properties and to the audited schedule of revenues, royalties and operating expenses for the Fort Liard properties for the year ended December 31, 2003, as appropriate, aggregated and adjusted for the individual working interest ownership percentage to be acquired by the Company and a reclassification of fee income, and found them to be in agreement.

     4. Compared the figures in the column captioned "PET Transaction" to the Company's accounting records and found them to be in agreement.

     5. Compared the figures in the column captioned "Effect of Recent Accounting Pronouncement and Discontinued Operations" to the Company's accounting records and found them to be in agreement.

     6. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

          (a) the basis for determination of the pro forma adjustments; and

          (b) whether the pro forma consolidated financial statements comply as to form in all material respects with the applicable regulatory requirements.

The officials:

          (a) described to us the basis for determination of the pro forma adjustments; and

          (b) stated that the pro forma consolidated financial statements comply as to form in all material respects with the applicable regulatory requirements.

     7. Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

--------------------------------------------------------------------------------

     8. Recalculated the application of the amounts in the column captioned "Effect of Recent Accounting Pronouncement and Discontinued Operations" to the amounts in the column captioned "Paramount Resources Ltd. As Previously Reported" for the year ended December 31, 2003 and found the amounts in the column captioned "Paramount Resources Ltd." to be arithmetically correct.

     9. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Paramount Resources Ltd.", "PET Transaction", "$185 Million Acquisition" and "Spinout Assets" for the year ended December 31, 2003, and found the amounts in the column captioned "Pro Forma Consolidated" to be arithmetically correct.

     10. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Paramount Resources Ltd. As Previously Reported", "$185 Million Acquisition" and "Spinout Assets" as at September 30, 2004 and for the nine months then ended, as appropriate, and found the amounts in the columns captioned "Pro Forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Canada                                            /s/ Ernst & Young LLP
December 14, 2004                                          Chartered Accountants

           COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN
                 CANADIAN AND UNITED STATES REPORTING STANDARDS

The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. United States standards do not provide for the issuance of such a report on the compilation of pro forma financial statements. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements would require an examination or review which would be substantially greater in scope than the procedures listed in the compilation report. Consequently, under United States standards, we would be unable to issue such a compilation report on the accompanying unaudited pro forma consolidated financial statements.

Calgary, Canada                                            /s/ Ernst & Young LLP
December 14, 2004                                          Chartered Accountants

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

PRO FORMA CONSOLIDATED BALANCE SHEET
AS AT SEPTEMBER 30, 2004
(THOUSANDS OF DOLLARS)
(UNAUDITED)

                                                PARAMOUNT
                                                RESOURCES
                                                 LTD. AS
                                               PREVIOUSLY                                   PRO FORMA              PRO FORMA
                                                REPORTED      SPINOUT ASSETS     NOTE      ADJUSTMENTS    NOTE    CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------
ASSETS
  CURRENT ASSETS
    Short-term investments..................   $   11,715       $      --                                          $  11,715
    Accounts receivable.....................       96,387         (51,867)     4(a)(xiii)                             44,520
    Financial instruments...................        3,438          (1,907)     4(a)(xiii)                              1,531
    Prepaid expenses........................        3,016          (1,612)     4(a)(xiii)                              1,404
                                               ----------       ---------                   ---------              ---------
                                                  114,556         (55,386)                                            59,170
                                               ----------       ---------                   ---------              ---------
  PROPERTY, PLANT AND EQUIPMENT
    Property, plant and equipment at cost...    1,800,447        (902,991)                                           897,456
    Accumulated depletion and
      depreciation..........................     (536,327)        307,879                                           (228,448)
    Assets of discontinued operations.......        7,869              --                                              7,869
                                               ----------       ---------                   ---------              ---------
                                                1,271,989        (595,112)     4(a)(xiv)                             676,877
                                               ----------       ---------                   ---------              ---------
  GOODWILL..................................       31,621         (19,400)     4(a)(xiv)                              12,221
  EQUITY INVESTMENT IN TRUST UNITS..........                                                  113,071    5(b)(v)     113,071
  FUTURE TAX ASSET..........................                       (9,995)     4(a)(xii)        9,995    5(b)(iv)      8,881
                                                                                                8,881    5(b)(iv)
  OTHER ASSETS..............................       11,367                                      (3,183)   5(b)(ii)      3,000
                                                                                                3,000    5(b)(vi)
                                                                                               (8,184)   5(b)(vii)
                                               ----------       ---------                   ---------              ---------
                                               $1,429,533       $(679,893)                    123,580              $ 873,220
                                               ==========       =========                   =========              =========

LIABILITIES AND SHAREHOLDERS' EQUITY
  CURRENT LIABILITIES
    Accounts payable and accrued
      liabilities...........................   $  100,853       $ (54,176)     4(a)(xiii)   $   3,000    5(b)(iv)  $  49,677
    Financial instruments...................        6,625          (4,350)     4(a)(xiii)                              2,275
    Liabilities of discontinued
      operations............................          327              --                                                327
                                               ----------       ---------                   ---------              ---------
                                                  107,805         (58,526)                      3,000                 52,279
                                               ----------       ---------                   ---------              ---------
  LONG-TERM DEBT............................      542,589              --                    (112,700)   5(b)(i)     336,329
                                                                                             (107,859)   5(b)(ii)
                                                                                              107,859    5(b)(ii)
                                                                                                9,046    5(b)(ii)
                                                                                             (150,000)   5(b)(iii)
                                                                                               44,394    5(b)(vii)
                                                                                                3,000    5(b)(vi)
  ASSET RETIREMENT OBLIGATIONS..............       97,449         (55,148)     4(a)(xiv)                              42,301
  DEFERRED CREDIT...........................        7,369          (7,369)      4(a)(xv)        6,273    5(b)(iv)      6,273
  FUTURE INCOME TAXES.......................      130,222                                    (130,222)   5(b)(iv)         --
  LIABILITIES OF DISCONTINUED OPERATIONS....        6,171              --                                              6,171
                                               ----------       ---------                   ---------              ---------
                                                  783,800         (62,517)                   (330,209)               391,074
                                               ----------       ---------                   ---------              ---------
SHAREHOLDERS' EQUITY
    Share capital...........................      195,480              --                     112,700    5(b)(i)     308,180
    Contributed surplus.....................        2,588              --                                              2,588
    Retained earnings.......................      339,860        (558,850)     4(a)(xvi)       (9,046)   5(b)(ii)    119,099
                                                                                               (3,183)   5(b)(ii)
                                                                                              113,071    5(b)(v)
                                                                                              149,098    5(b)(iv)
                                                                                               (3,000)   5(b)(iv)
                                                                                              150,000    5(b)(iii)
                                                                                               (6,273)   5(b)(iv)
                                                                                              (44,394)   5(b)(vii)
                                                                                               (8,184)   5(b)(vii)
                                               ----------       ---------                   ---------              ---------
                                                  537,928        (558,850)                    450,789                420,867
                                               ----------       ---------                   ---------              ---------
                                               $1,429,533       $(679,893)                  $ 123,580              $ 873,220
                                               ==========       =========                   =========              =========

See accompanying notes to the unaudited pro forma consolidated financial statements.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
(UNAUDITED)

                                                   PARAMOUNT
                                                 RESOURCES LTD.
                                                 AS PREVIOUSLY    $185 MILLION                    SPINOUT
                                                    REPORTED      ACQUISITION       NOTE          ASSETS        NOTE
-----------------------------------------------------------------------------------------------------------------------
REVENUE:
 Petroleum and natural gas sales...............     $384,772        $67,857         2(a)(i)      $(212,214)     4(a)(i)
 Financial instruments gain (loss).............       (8,726)                                        5,515     4(a)(ii)
 Royalties (net of ARTC).......................      (74,663)       (16,994)        2(a)(i)         44,133      4(a)(i)
 Loss on sale of investments...................          (34)                                           --
 Equity income in trust units..................           --                                            --
                                                    --------        -------                      ---------
                                                     301,349         50,863                       (162,566)
                                                    --------        -------                      ---------
EXPENSES:
 Operating.....................................       64,871         10,118         2(a)(i)        (30,945)     4(a)(i)
 Interest......................................       17,865          8,017        2(a)(iv)         (7,592)   4(a)(iii)
 General and administrative....................       18,838                                       (10,142)    4(a)(iv)
 Bad debt expense (recovery)...................       (5,107)                                        2,833      4(a)(v)
 Lease rentals.................................        3,247                                          (662)    4(a)(vi)
 Geological and geophysical....................        6,525                                        (1,497)    4(a)(vi)
 Dry hole costs................................        9,028                                          (895)   4(a)(vii)
 Loss (Gain) on sales of property, plant and
   equipment...................................      (15,501)                                       (1,407)  4(a)(viii)
 Accretion of asset retirement obligations.....        4,266          1,057        2(a)(ii)         (1,991)    4(a)(ix)
 Depletion and depreciation....................      136,757         19,455       2(a)(iii)        (70,395)     4(a)(x)
 Unrealized foreign exchange loss (gain) on US
   debt........................................      (16,390)                                        8,194    4(a)(iii)
                                                    --------        -------                      ---------
                                                     224,399         38,647                       (114,499)
                                                    --------        -------                      ---------
Earnings (loss) before taxes from continuing
 operations....................................       76,950         12,216                        (48,067)
                                                    --------        -------                      ---------
INCOME AND OTHER TAXES:
 Large Corporation Tax and other...............        3,511            194         2(a)(v)         (1,616)    4(a)(xi)
 Future income tax expense.....................       19,671          7,132        2(a)(vi)        (14,339)   4(a)(xii)
                                                    --------        -------                      ---------
                                                      23,182          7,326                        (15,955)
                                                    --------        -------                      ---------
Net earnings from continuing operations........       53,768          4,890                        (32,112)
Net earnings from discontinued operations......        5,159             --                             --
                                                    --------        -------                      ---------
Net earnings for the period....................     $ 58,927        $ 4,890                      $ (32,112)
                                                    ========        =======                      =========
Net earnings from continuing operations per
 common share
Basic..........................................     $   0.91
Diluted........................................     $   0.90
Net earnings from discontinued operations per
 common share
Basic..........................................     $   0.09
Diluted........................................     $   0.09
Net earnings per common share
Basic..........................................     $   1.00
Diluted........................................     $   0.98
Weighted average common shares outstanding
 (thousands of shares) (note 7)
Basic..........................................       58,887
Diluted........................................       59,945


                                                  PRO FORMA                  PRO FORMA
                                                 ADJUSTMENTS      NOTE      CONSOLIDATED
-----------------------------------------------  ---------------------------------------
REVENUE:
 Petroleum and natural gas sales...............   $(53,311)       5(a)(i)     $187,104
 Financial instruments gain (loss).............         --                      (3,211)
 Royalties (net of ARTC).......................     14,088        5(a)(i)      (33,436)
 Loss on sale of investments...................         --                         (34)
 Equity income in trust units..................     23,558        5(b)(v)       23,558
                                                  --------                    --------
                                                   (15,665)                    173,981
                                                  --------                    --------
EXPENSES:
 Operating.....................................     (9,111)       5(a)(i)       34,933
 Interest......................................     (3,969)      5(a)(iv)       17,716
                                                    (5,830)      5(b)(ii)
                                                    11,561      5(b)(iii)
                                                    (3,938)     5(b)(iii)
                                                       281       5(b)(vi)
                                                       (11)     5(b)(vii)
                                                     1,332      5(b)(vii)
 General and administrative....................         --                       8,696
 Bad debt expense (recovery)...................         --                      (2,274)
 Lease rentals.................................         --                       2,585
 Geological and geophysical....................         --                       5,028
 Dry hole costs................................         --                       8,133
 Loss (Gain) on sales of property, plant and
   equipment...................................         --                     (16,908)
 Accretion of asset retirement obligations.....       (869)      5(a)(ii)        2,463
 Depletion and depreciation....................    (10,669)     5(a)(iii)       75,148
 Unrealized foreign exchange loss (gain) on US
   debt........................................         --                      (8,196)
                                                  --------                    --------
                                                   (21,223)                    127,324
                                                  --------                    --------
Earnings (loss) before taxes from continuing
 operations....................................      5,558                      46,657
                                                  --------                    --------
INCOME AND OTHER TAXES:
 Large Corporation Tax and other...............       (101)       5(a)(v)        2,453
                                                       465     5(b)(viii)
 Future income tax expense.....................     (7,451)      5(a)(vi)        5,013
                                                  --------                    --------
                                                     7,087                       7,466
                                                  --------                    --------
Net earnings from continuing operations........     12,645                      39,191
Net earnings from discontinued operations......         --                       5,159
                                                  --------                    --------
Net earnings for the period....................   $ 12,645                    $ 44,350
                                                  ========                    ========
Net earnings from continuing operations per
 common share
Basic..........................................                               $   0.62
Diluted........................................                               $   0.61
Net earnings from discontinued operations per
 common share
Basic..........................................                               $   0.08
Diluted........................................                               $   0.08
Net earnings per common share
Basic..........................................                               $   0.70
Diluted........................................                               $   0.69
Weighted average common shares outstanding
 (thousands of shares) (note 7)
Basic..........................................                                 63,387
Diluted........................................                                 64,445

See accompanying notes to the unaudited pro forma consolidated financial statements.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2003
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
(UNAUDITED)

                                                          EFFECT OF
                                                            RECENT
                                         PARAMOUNT        ACCOUNTING
                                       RESOURCES LTD.   PRONOUNCEMENT
                                       AS PREVIOUSLY    & DISCONTINUED                  PARAMOUNT          PET
                                          REPORTED        OPERATIONS        NOTE      RESOURCES LTD.   TRANSACTION    NOTE
---------------------------------------------------------------------------------------------------------------------------
REVENUE:
 Petroleum and natural gas sales.....     $434,059         $    --                       $434,059       $(33,725)    3(iii)
 Commodity hedging gain (loss).......      (53,204)             --                        (53,204)         5,341     3(vi)
 Royalties (net of ARTC).............      (82,512)             --                        (82,512)         2,217     3(iii)
 Loss on sale of investments.........       (1,020)             --                         (1,020)            --
 Other income........................        2,012          (2,012)      6(b)                  --             --
 Equity income in trust units........           --              --                             --             --
                                          --------         -------                       --------       --------
                                           299,335          (2,012)                       297,323        (26,167)
                                          --------         -------                       --------       --------
EXPENSES:
 Operating...........................       81,193              --                         81,193         (5,158)    3(iii)
 Interest............................       19,917            (703)      6(b)              19,214         (2,586)    3(i)
 General and administrative..........       19,898             367       6(b)              20,265           (255)    3(ii)
 Bad debt expense....................        5,977              --                          5,977             --
 Lease rentals.......................        3,574              --                          3,574             --
 Geological and geophysical..........        8,450              --                          8,450             --
 Dry hole costs......................       36,600              --                         36,600             --
 Loss (Gain) on sales of property,
   plant and equipment...............        3,660             (20)      6(b)               3,640             --
 Provision of future site restoration
   and abandonment/Accretion of asset
   retirement obligations............        4,462            (418)      6(a)               4,044           (258)    3(iv)
 Depletion and depreciation..........      163,413           1,685       6(a), 6(b)       165,098         (5,024)    3(iv)
 Writedown of petroleum and natural
   gas properties....................       10,418              --                         10,418             --
 Unrealized foreign exchange gain on
   US debt...........................       (1,566)             --                         (1,566)            --
                                          --------         -------                       --------       --------
                                           355,996             911                        356,907        (13,281)
                                          --------         -------                       --------       --------
Earnings (loss) before taxes.........      (56,661)         (2,923)                       (59,584)       (12,886)
                                          --------         -------                       --------       --------
INCOME AND OTHER TAXES:
 Large Corporation Tax and other.....        2,875            (186)      6(b)               2,689             --
 Future income tax (recovery)
   expense...........................      (62,169)         (1,312)      6(a), 6(b)       (63,481)        (4,293)    3(v)
                                          --------         -------                       --------       --------
                                           (59,294)         (1,498)                       (60,792)        (4,293)
                                          --------         -------                       --------       --------
Net earnings (loss) from continuing
 operations..........................        2,633          (1,425)                         1,208         (8,593)
Net earnings (loss) from discontinued
 operations..........................           --             (58)                           (58)            --
                                          --------         -------                       --------       --------
Net earnings (loss)..................     $  2,633         $(1,483)                      $  1,150       $ (8,593)
                                          ========         =======                       ========       ========
Net earnings (loss) from continuing
 operations per common share
Basic................................     $   0.04         $ (0.02)                      $   0.02
Diluted..............................     $   0.04         $ (0.02)                      $   0.02
Net earnings (loss) from discontinued
 operations per common share
Basic................................     $     --         $    --                       $     --
Diluted..............................     $     --         $    --                       $     --
Net earnings (loss) per common share
Basic................................     $   0.04         $ (0.02)                      $   0.02
Diluted..............................     $   0.04         $ (0.02)                      $   0.02
Weighted average common shares
 outstanding (thousands of shares)
 (note 7)
Basic................................       60,098          60,098                         60,098
Diluted..............................       60,472          60,472                         60,472


                                       $185 MILLION                SPINOUT                  PRO FORMA                  PRO FORMA
                                       ACQUISITION      NOTE       ASSETS        NOTE      ADJUSTMENTS      NOTE      CONSOLIDATED
-------------------------------------  -------------------------------------------------------------------------------------------
REVENUE:
 Petroleum and natural gas sales.....    $139,181     2(a)(i)     $(202,263)  4(a)(i)       $(82,609)    5(a)(i)        $254,643
 Commodity hedging gain (loss).......          --                    27,621   4(a)(ii)            --                     (20,242)
 Royalties (net of ARTC).............     (31,903)    2(a)(i)        44,759   4(a)(i)         22,750     5(a)(i)         (44,689)
 Loss on sale of investments.........          --                        --                       --                      (1,020)
 Other income........................          --                        --                       --                          --
 Equity income in trust units........          --                        --                   17,784     5(b)(v)          17,784
                                         --------                 ---------                 --------                    --------
                                          107,278                  (129,883)                 (42,075)                    206,476
                                         --------                 ---------                 --------                    --------
EXPENSES:
 Operating...........................      22,331     2(a)(i)       (32,866)  4(a)(i)        (13,222)    5(a)(i)          52,278
 Interest............................      16,727     2(a)(iv)       (9,605)  4(a)(iii)       (8,280)    5(a)(iv)         28,650
                                                                                              (5,792)    5(b)(ii)
                                                                                              17,885     5(b)(iii)
                                                                                              (6,750)    5(b)(iii)
                                                                                                 375     5(b)(vi)
                                                                                               5,686     5(b)(vii)
                                                                                               1,776     5(b)(vii)
 General and administrative..........          --                   (10,545)  4(a)(iv)            --                       9,465
 Bad debt expense....................          --                    (3,103)  4(a)(v)             --                       2,874
 Lease rentals.......................          --                      (627)  4(a)(vi)            --                       2,947
 Geological and geophysical..........          --                      (211)  4(a)(vi)            --                       8,239
 Dry hole costs......................          --                    (3,911)  4(a)(vii)           --                      32,689
 Loss (Gain) on sales of property,
   plant and equipment...............          --                    (1,806)  4(a)(viii)          --                       1,834
 Provision of future site restoration
   and abandonment/Accretion of asset
   retirement obligations............       2,114     2(a)(ii)       (2,075)  4(a)(ix)        (1,738)    5(a)(ii)          2,087
 Depletion and depreciation..........      35,821     2(a)(iii)     (74,404)  4(a)(x)        (18,448)    5(a)(iii)       103,043
 Writedown of petroleum and natural
   gas properties....................          --                    (1,493)  4(a)(vii)           --                       8,925
 Unrealized foreign exchange gain on
   US debt...........................          --                       498   4(a)(iii)           --                      (1,068)
                                         --------                 ---------                 --------                    --------
                                           76,993                  (140,148)                  28,508                     251,963
                                         --------                 ---------                 --------                    --------
Earnings (loss) before taxes.........      30,285                    10,265                  (13,567)                    (45,487)
                                         --------                 ---------                 --------                    --------
INCOME AND OTHER TAXES:
 Large Corporation Tax and other.....         460     2(a)(v)        (1,343)  4(a)(xi)          (227)    5(a)(v)           2,102
                                                                                                 523     5(b)(viii)
 Future income tax (recovery)
   expense...........................      15,031     2(a)(vi)       17,725   4(a)(xii)      (10,788)    5(a)(vi)        (45,806)
                                         --------                 ---------                 --------                    --------
                                           15,491                    16,382                  (10,492)                    (43,704)
                                         --------                 ---------                 --------                    --------
Net earnings (loss) from continuing
 operations..........................      14,794                    (6,117)                  (3,075)                     (1,783)
Net earnings (loss) from discontinued
 operations..........................          --                        --                                                  (58)
                                         --------                 ---------                 --------                    --------
Net earnings (loss)..................    $ 14,794                 $  (6,117)                $ (3,075)                   $ (1,841)
                                         ========                 =========                 ========                    ========
Net earnings (loss) from continuing
 operations per common share
Basic................................                                                                                   $  (0.03)
Diluted..............................                                                                                   $  (0.03)
Net earnings (loss) from discontinued
 operations per common share
Basic................................                                                                                   $     --
Diluted..............................                                                                                   $     --
Net earnings (loss) per common share
Basic................................                                                                                   $  (0.03)
Diluted..............................                                                                                   $  (0.03)
Weighted average common shares
 outstanding (thousands of shares)
 (note 7)
Basic................................                                                                                     64,598
Diluted..............................                                                                                     64,972

See accompanying notes to the unaudited pro forma consolidated financial statements.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED) Paramount Resources Ltd. ("Paramount" or the "Company") is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of natural gas and oil. The Company's principal properties are located in Alberta, the Northwest Territories and British Columbia in Canada. The Company also has properties in Saskatchewan and offshore the East Coast in Canada, and in Montana and North Dakota in the United States.

The Company proposes to undertake a Trust Spinout ("Trust Spinout"), a reorganization which would result in the shareholders and the Company receiving units of the Trust, which would indirectly own a substantial portion of the Company's existing assets. The assets intended to become indirectly owned by the Trust, referred to as the "Spinout Assets," are located in the Kaybob and Marten Creek areas of Alberta. The major Kaybob, Alberta properties that would be transferred consist of Kaybob North, Pine Creek, Fox Creek, Two Creeks, Clover, and Simonette, and are located in central Alberta and produce primarily natural gas and natural gas liquids. These properties account for 76% of the natural gas production that would be transferred. Three natural gas plants, currently operated by the Company, would also be transferred. The Spinout Assets include substantially all of the Kaybob properties acquired in June 2004 as part of the $185 million acquisition (see note 2(a)). The Marten Creek, Alberta properties are located in west central Alberta and are part of the Company's Grande Prairie operating unit. These properties produce primarily natural gas and natural gas liquids. The Company has a 100% working interest in the properties comprising the Spinout Assets in this area for all of the production wells. The Spinout Assets include all of the Marten Creek properties acquired by the Company in the August 2004 acquisition for $84 million, subject to adjustments.

Financial statement have been prepared to present the financial position, results of operations, and cash flows for the Spinout Assets also referred to as "Kaybob & Marten Creek Properties." The proposed Trust Spinout does not result in a substantial change in ownership of the Spinout Assets. Therefore, the disposition of the Spinout Assets will be accounted for at the carrying value of the net assets transferred and would not give rise to a gain or loss in the consolidated financial statements of Paramount.

1.  BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated balance sheet and consolidated statements of earnings (loss) of Paramount have been prepared for inclusion in this prospectus to reflect the acquisition of certain oil and natural gas properties in Western Canada and Northwest Territories (the "$185 Million Acquisition"), as described in note 2(a), the disposition of assets to Paramount Energy Trust ("PET") as described in note 3 (the "PET Transaction") and the disposition of the proposed Spinout Assets, as described in note 4 and 5(a).

The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of earnings (loss), collectively referred to as the "Pro Forma Financial Statements," have been prepared by management based upon information derived from the following:

- the unaudited consolidated financial statements of Paramount as at and for the nine-month period ended September 30, 2004

- the audited consolidated financial statements of Paramount as at and for the year ended December 31, 2003

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

- the audited schedule of revenues, royalties and operating expenses for the Kaybob properties and the audited schedule of revenues, royalties and operating expenses for the Fort Liard properties for the year ended December 31, 2003

- the Kaybob and Marten Creek Properties' financial statements as at and for the nine-month period ended September 30, 2004.

- the Kaybob and Marten Creek Properties' financial statements as at and for the year ended December 31, 2003.

- the unaudited schedule of revenues, royalties and operating expenses for the Kaybob properties for the six months ended June 30, 2004

- the audited schedule of revenues, royalties and operating expenses for the Kaybob properties for the year ended December 31, 2003

In the opinion of management of Paramount, the Pro Forma Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include all adjustments necessary for the fair presentation of the transactions described therein. The pro forma consolidated statements of earnings (loss) for the nine-month period ended September 30, 2004 and the year ended December 31, 2003, give effect to the $185 Million Acquisition, the PET Transaction, the Trust Spinout, and other pro forma adjustments as per Note 5, as if they had taken place on January 1, 2003. The unaudited pro forma consolidated balance sheet as at September 30, 2004 gives effect to the Trust Spinout and other pro forma adjustments, as described in note 5, as if they had taken place on September 30, 2004.

Accounting policies used in the preparation of the Pro Forma Financial Statements are consistent with those used in the historical financial statements of Paramount except as described in note 6. Accordingly, they should be read in conjunction with Paramount's unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2004 and its audited consolidated financial statements as at and for the year ended December 31, 2003.

The Pro Forma Financial Statements may not be indicative of the results of the operations or financial position that would have occurred if the events reflected therein had been in effect on the dates indicated, or of the results that may be obtained in the future.

2.  ACQUISITIONS

(A)  $185 MILLION ACQUISITION
On June 30, 2004, Paramount completed the acquisition of assets in the Kaybob area of central Alberta and the Fort Liard area of the Northwest Territories for $185.1 million, after adjustments. The unaudited interim consolidated financial statements of Paramount as at and for the nine-month period ended September 30, 2004 reflect the financial results of the assets acquired from July 1, 2004.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

The following table summarizes the fair value of the net assets acquired:

Property, plant, and equipment..............................  $211,947
Less: Asset retirement obligation...........................    26,847
                                                              --------
                                                              $185,100
                                                              ========

On June 29, 2004, the Company issued US $125 million 8.875% Senior Notes due 2014. Proceeds from the Senior Notes issuance were used to partly finance the $185.1 million asset acquisition. Interest on the note is payable semi-annually, beginning in 2005. The financing charges of $5.0 million related to the issuance of the senior notes are capitalized to other assets and amortized evenly over the term of the notes.

The unaudited pro forma consolidated statements of earnings as at and for the nine months ended September 30, 2004 and the year end December 31, 2003, give effect to the $185 Million Acquisition and take into account the following adjustments:

 (i) Revenues, royalties and operating expenses that relate to the oil and natural gas properties acquired for the six-month pre-acquisition period ended June 30, 2004, have been added to the period ended September 30, 2004. For the year ended December 31, 2003, revenues, royalties and operating expenses for the properties acquired have been added for the year. These amounts have been determined by applying the working interest being acquired by the Company in the $185 Million Acquisition to the relevant schedules of revenues, royalties and operating expenses for the Kaybob and Fort Liard properties prepared by Chevron Canada Resources as follows:

      SIX MONTHS ENDED JUNE 30, 2004

                                                                                           PARAMOUNT'S
                                       CHEVRON    PARAMOUNT'S                              NET SHARE OF
                                        KAYBOB    NET SHARE OF    CHEVRON     FEE INCOME    KAYBOB AND
                                       (GROSS)       KAYBOB      FORT LIARD    RECLASS      FORT LIARD
       ------------------------------------------------------------------------------------------------
       Petroleum and natural gas
         sales.......................  $ 88,430     $ 55,618      $13,906      $(1,667)      $ 67,857
       Royalties.....................   (24,735)     (15,307)      (1,687)                    (16,994)
       Operating expenses............   (12,656)      (8,489)      (3,295)       1,667        (10,118)
                                       --------     --------      -------      -------       --------
       Excess of petroleum and
         natural gas sales over
         operating expenses..........  $ 51,039     $ 31,822      $ 8,924      $    --       $ 40,745
                                       ========     ========      =======      =======       ========

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

      YEAR ENDED DECEMBER 31, 2003

                                                                                          PARAMOUNT'S
                                      CHEVRON    PARAMOUNT'S                              NET SHARE OF
                                       KAYBOB    NET SHARE OF    CHEVRON     FEE INCOME    KAYBOB AND
                                      (GROSS)       KAYBOB      FORT LIARD    RECLASS      FORT LIARD
      ------------------------------------------------------------------------------------------------
      Petroleum and natural gas
        sales.......................  $162,391     $106,914      $34,851      $(2,584)      $139,181
      Royalties.....................   (44,483)     (27,496)      (4,407)                    (31,903)
      Operating expenses............   (23,928)     (16,568)      (8,347)       2,584        (22,331)
                                      --------     --------      -------      -------       --------
      Excess of petroleum and
        natural gas sales over
        operating expenses..........  $ 93,980     $ 62,850      $22,097      $    --       $ 84,947
                                      ========     ========      =======      =======       ========

 (ii) Asset retirement obligations assumed of $26.8 million as a result of the $185 Million Acquisition have resulted in accretion of asset retirement obligations increasing by $1.1 million and $2.1 million for the nine-month period ended September 30, 2004 and the year ended December 31, 2003, respectively.

(iii) For the nine months ended September 30, 2004 and the year ended December 31, 2003, depletion and depreciation expense has been increased by $19.5 million and $35.8 million, respectively, to reflect the pro forma increase in the carrying value of property, plant and equipment of $211.9 million as a result of the $185 Million Acquisition.

(iv) Interest expense has been increased by $8.0 million and $16.7 million for the nine-month period ended September 30, 2004 and the year ended December 31, 2003, respectively, as a result of the interest on the $185.1 million increase in Paramount's long-term debt to fund the $185 Million Acquisition and amortization of other assets. Interest has been recorded at 8.875% per annum on the US$125 million senior notes and 4.0% per annum on the $17 million increase in the Company's existing credit facility.

 (v) Large Corporation Tax has been increased by $0.2 million and $0.5 million for the nine-month period ended September 30, 2004 and the year ended December 31, 2003, respectively, as a result of the increase in Paramount's long-term debt.

(vi) Future income tax expense (recovery) has increased (decreased) by $7.1 million and $15.0 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, to reflect the tax effect of the pro forma adjustments described above.

3.  PARAMOUNT ENERGY TRUST TRANSACTION

During 2003, Paramount completed the formation and restructuring of Paramount Energy Trust ("PET") through the following transactions:

- On February 3, 2003, Paramount transferred to PET natural gas properties in the Legend area of Northeast Alberta for net proceeds of $28 million and 9,907,767 units of PET.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

- On February 3, 2003, Paramount declared a dividend-in-kind of $51 million, consisting of an aggregate of 9,907,767 units of PET. The dividend was paid to all holders of Paramount common shares of record on the close of business on February 11, 2003. The dividend was declared after PET received all regulatory clearances with respect to its final prospectus and registration statement in the United States. The final prospectus and registration statement qualified and registered (i) the Dividend PET Units, (ii) rights to purchase further PET Units, and (iii) the PET Trust Units issuable upon exercise of the Rights.

- On March 11, 2003, in conjunction with the closing of a rights offering by PET, Paramount disposed of additional natural gas properties in Northeast Alberta to Paramount Operating Trust for net proceeds of $167 million.

The unaudited pro forma consolidated statement of earnings (loss) for the year ended December 31, 2003 gives effect to the PET Transaction and takes into account the following adjustments:

 (i) Decrease in interest expense of $2.6 million due to the assumed reduction in Paramount's debt of $250 million resulting from the cash consideration received. Interest has been recorded at 11.5% per annum on Paramount's bridge facility of $61.9 million and 6% per annum on the decrease in Paramount's production facility of $188.1 million.

 (ii) General and administrative expenses have been decreased by $0.3 million as a result of the disposition of assets to PET. General and administrative expenses were allocated to the PET based on the proportion of Paramount employees that were associated with PET assets.

(iii) Revenues, royalties and operating expenses that related specifically to PET assets have been removed as follows:

                                                                 YEAR ENDED
                                                              DECEMBER 31, 2003
-------------------------------------------------------------------------------
Petroleum and natural gas sales.............................       $33,725
Royalties (net of ARTC).....................................       $ 2,217
Operating expenses..........................................       $ 5,158

(iv) The provisions for depletion and depreciation, and accretion of asset retirement obligations for the year ended December 31, 2003 have been reduced by $5.0 million and $0.3 million, respectively, due to lower production levels as a result of the disposition of PET assets. The reduction was determined based on proportionate oil and gas production levels of PET assets as compared to the remainder of Paramount's oil and gas assets.

(v) Future income tax has been adjusted to account for the PET Transaction. For the year ended December 31, 2003, the increase in future income tax recovery was $4.3 million and the reduction in Large Corporation Tax and other tax expense was $nil.

(vi) Commodity hedging losses have been allocated to PET based on proportionate oil and gas revenues for PET assets as compared to oil and gas revenues for the remainder of Paramount's assets. For the year ended December 31, 2003, the commodity hedging losses allocated to PET were $5.3 million.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

4.  SPINOUT ASSETS

a) The Pro Forma Financial Statements as at and for the nine months ended September 30, 2004 and for the year ended December 31, 2003 give effect to the Trust Spinout and take into account the following adjustments:

      (i) Revenues, royalties and operating expenses that related specifically to the Spinout Assets have been removed as follows:

                                                   NINE MONTHS ENDED       YEAR ENDED
                                                   SEPTEMBER 30, 2004   DECEMBER 31, 2003
-----------------------------------------------------------------------------------------
Petroleum and natural gas sales..................       $212,214            $202,263
Royalties (net of ARTC)..........................       $ 44,133            $ 44,759
Operating expenses...............................       $ 30,945            $ 32,866

      (ii) Financial instrument/commodity hedging losses decreased by $5.5 million and $27.6 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. Financial instrument/commodity hedging losses were allocated to the Spinout Assets on a pro rata basis using production volumes of the Spinout Assets being transferred as a proportion of the aggregate production volumes of Paramount.

     (iii) Interest expense decreased by $7.6 million and $9.6 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. Interest has been allocated on a pro rata basis to the Spinout Assets using the cumulative investment in the Spinout Assets as a proportion of the total debt of Paramount.

            Unrealized foreign exchange gain on US debt decreased by $8.2 million and $0.5 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. Unrealized foreign exchange gain on US debt has been allocated on a pro rata basis to the Spinout Assets using the cumulative investment in the Spinout Assets as a proportion of total senior note debt of Paramount.

     (iv) General and administrative expenses decreased by $10.1 million and $10.5 million for the nine-month period ended September 30, 2004 and the year ended December 31, 2003, respectively. General and administrative expenses were allocated to the Spinout Assets on a pro rata basis using production volumes of the Spinout Assets as a proportion of the aggregate production volumes of Paramount.

      (v) Bad debt expense (recovery) decreased by $2.8 million (recovery) and $3.1 million (expense) for the nine-month period ended September 30, 2004 and the year ended December 31, 2003, respectively. Bad debt expense (recovery) was allocated to the Spinout Assets on a pro rata basis using production volumes of the Spinout Assets as a proportion of the aggregate production volumes of Paramount.

     (vi) Lease rental expenses decreased by $0.7 million and $0.6 million and geological and geophysical expenses decreased by $1.5 million and $0.2 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, for lease rental and geological and geophysical expenses that related specifically to the Spinout Assets.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

     (vii) Dry hole costs decreased by $0.9 million and $3.9 million and writedown of petroleum and natural gas properties decreased $nil and $1.5 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, for dry hole costs that related specifically to the Spinout Assets.

    (viii) Gain on sale of property, plant and equipment for the nine months ended September 30, 2004 increased by $1.4 million, and loss on sale of property, plant and equipment for the year ended December 31, 2003 decreased by $1.8 million, for property, plant and equipment sales that related specifically to the Spinout Assets.

     (ix) Accretion of asset retirement obligations expense decreased by $2.0 million and $2.1 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. The accretion expense related specifically to the Spinout Assets.

      (x) The provision for depletion and depreciation expense decreased by $70.4 million and $74.4 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. The depletion and depreciation expense related specifically to the Spinout Assets.

     (xi) Large Corporation Tax and other decreased by $1.6 million and $1.3 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. Large Corporation Tax and other taxes have been allocated to the Spinout Assets on a pro rata basis using the capital tax base of the Trust as a proportion of Paramount aggregate capital tax base.

     (xii) Future income tax expense (recovery) decreased by a $14.3 million (recovery) and a $17.7 million (expense) for the nine-month period ended September 30, 2004 and the year ended December 31, 2003, respectively. Future income tax expense (recovery) was determined using the liability method of accounting for income taxes for the Spinout Assets.

            Future income tax liability decreased by $10.0 million at September 30, 2004.

    (xiii) As at September 30, 2004, accounts receivable decreased by $51.9 million; financial instrument assets decreased by $1.9 million; prepaid expenses decreased by $1.6 million; accounts payable and accrued liabilities decreased by $54.2 million; and financial instrument liabilities decreased by $4.4 million. Accounts receivable, financial instrument assets, prepaid expenses, accounts payable and accrued liabilities, and financial instrument liabilities were allocated on a pro rata basis using production volumes of the Spinout Assets as a proportion of the aggregate production volumes of Paramount.

    (xiv) The net book value of property, plant and equipment decreased by $595.1 million, asset retirement obligations liability decreased by $55.1 million, and goodwill decreased by $19.4 million, as at September 30, 2004. The costs of petroleum and natural gas properties, the associated accumulated depletion and depreciation, and the liability for asset retirement obligations have been accumulated in the accounting records on an area-by-area basis and relate specifically to the Spinout Assets. The goodwill arose due to the acquisition of

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

           Summit Resources Ltd. ("Summit") by Paramount Resources Ltd. in 2002. A portion of the goodwill is related to Kaybob properties acquired from Summit and those properties are included as part of the Spinout Assets. The allocation was based on the estimated reserve values for the Spinout Assets as a portion of estimated total reserves for Paramount.

     (xv) Deferred credit decreased by $7.4 million as at September 30, 2004. The deferred credit related specifically to the Spinout Assets.

    (xvi) Retained earnings decreased by $558.9 million as at September 30, 2004. The pro forma adjustment reflects the cumulative investment by Paramount in the Spinout Assets.

5.  PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

a) Pro forma adjustments and assumptions to the $185 million acquisition to adjust for the transfer of the Spinout Assets as follows:

The assets acquired in the $185 Million Acquisition included oil and natural gas assets located in the Kaybob area in central Alberta, and in the Fort Liard area in Northwest Territories and in northeast British Columbia. The Spinout Assets to be transferred include some of, but not all of the Kaybob properties acquired as part of that acquisition. The unaudited pro forma consolidated statements of earnings (loss) for the nine months ended September 30, 2004 and the year ended December 31, 2003, require the following adjustments to remove the properties transferred as part of the Spinout Assets, which were included as part of the $185 Million Acquisition, (note 2a).

      (i) Revenues, royalties and operating expenses that specifically relate to the oil and natural gas properties to be included as part of the Spinout Assets have been deducted for the nine month period ended September 30, 2004 and the year ended December 31, 2003 as follows:

                                                                SIX MONTHS
                                                                  ENDED       YEAR ENDED
                                                                 JUNE 30,    DECEMBER 31,
                                                                   2004          2003
  ---------------------------------------------------------------------------------------
  Petroleum and natural gas sales.............................   $ 53,311      $ 82,609
  Royalties...................................................    (14,088)      (22,750)
  Operating expenses..........................................     (9,111)      (13,222)
                                                                 --------      --------
  Excess of petroleum and natural gas sales over operating
    expenses..................................................   $ 30,112      $ 46,637
                                                                 ========      ========

     (ii) Accretion of asset retirement obligations decreased by $0.9 million and $1.7 million for the nine-month period ended September 30, 2004 and the year ended December 31, 2003, respectively. The accretion expense related specifically to the Spinout Assets.

     (iii) For the nine months ended September 30, 2004 and the year ended December 31, 2003, depletion and depreciation expense has been decreased by $10.7 million and $18.4 million, respectively, to reflect the pro forma decrease in the carrying value of property, plant and equipment of $113.8 million as a result of the transfer of the Spinout Assets.

     (iv) Interest expense has been decreased by $4.0 million and $8.3 million for the nine-month period ended September 30, 2004 and the year ended December 31, 2003, respectively. The decrease was allocated based on the pro rata decrease in debt. Debt was reduced on a pro

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

           rata basis using the net book value of the property, plant and equipment to be transferred with the Spinout Assets as a proportion of the total acquisition cost.

     (v) Large Corporation Tax has been decreased by $0.1 million and $0.2 million for the nine-month period ended September 30, 2004 and the year ended December 31, 2003, respectively, as a result of the decrease in Paramount's long-term debt.

     (vi) Future income tax expense (recovery) has increased (decreased) by $7.5 million and $10.8 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, to reflect the tax effect of the pro forma adjustments described above.

b) The Pro forma Financial Statements as at and for the nine months ended September 30, 2004 and the year ended December 31, 2003, reflect the following additional pro forma adjustments:

       (i) On October 25, 2004, Paramount completed the issuance of 2,500,000 common shares at a price of $23.00 per share for gross proceeds of $57.5 million. On October, 15, 2004, Paramount completed the private placement of 2,000,000 common shares issued on a "Flow-through" basis at $29.50 per share for gross proceeds of $59.0 million. The estimated net proceeds from the two share issuances is $112.7 million.

      (ii) Pursuant to Paramount's 7 7/8% and 8 7/8% senior notes, Paramount will redeem on or about December 31, 2004 US$41.7 million (Cdn$52.7 million) aggregate principal amount of its 7 7/8% senior notes due 2010 and US$43.8 million (Cdn$55.2 million) aggregate principal amount of its 8 7/8% senior notes due 2014. The redemption price is US$1,078.75 per US$1,000 principal amount of the 7 7/8% senior notes and US$1,088.75 per US$1,000 principal amount of the 8 7/8% senior notes plus, in each case, accrued and unpaid interest on the amount being redeemed to the redemption date. The amount being redeemed represents approximately 29% of the US$300 million aggregate principal amount of senior notes currently outstanding. Long-term debt has been reduced by $107.9 million to reflect the redemption. The premium paid on redemption of the notes of $9.0 million, is reflected as an adjustment to retained earnings as at September 30, 2004. Other assets and retained earnings decreased by $3.2 million as at September 30, 2004 to reflect the reduction in deferred financing costs upon redemption of the senior notes. The $9.0 million and $3.2 million adjustments have been presented as pro forma adjustments to retained earnings and have not been presented as adjustments in the unaudited pro forma consolidated statements of earnings as they do not have a continuing impact on the earnings of the Company.

            Interest expense decreased by $5.8 million and $5.8 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, due to the reduction in debt.

     (iii) Interest expense of $7.6 million and $9.6 million has been deducted due to the transfer of the Spinout Assets (note 4(a)(iii)) for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. Interest expense of $4.0 million and $8.3 million has been deducted for the transfer of assets that were acquired as part of the

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

            $185 Million Acquisition (note 5(a)(iv)) for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. Upon completion of the proposed Trust Spinout, no debt will be allocated to the Spinout Assets, and as a result, the interest deduction in note 4(a)(iii) and note 5(a)(iv) is reversed.

            As part of the transfer of the Spinout Assets, it is expected that Paramount will receive $150 million in cash and will use the proceeds to reduce its debt. Interest expense decreased by $3.9 million and $6.8 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, due to the assumed reduction in debt of $150 million. The interest reduction was calculated at 3.5% and 4.5% for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively.

     (iv) As a result of the proposed Trust Spinout, a pro forma adjustment to future income taxes and the deferred credit have been reflected on the unaudited pro forma balance sheet as at September 30, 2004. The net adjustment to future tax of $139.1 million, has been reflected as a reduction in the future income tax liability by $130.2 million, a reversal of the future tax asset reduction of $10.0 million (note 4(a)(xii)), and an increase in the future tax asset of $8.9 million. The deferred credit has increased by $6.3 million as at September 30, 2004 as a result of the proposed Trust Spinout. These adjustments reflect a reduction in the future tax liabilities anticipated by Paramount as a result of the proposed Trust Spinout.

           As a result of the proposed Trust Spinout, a $3.0 million pro forma adjustment to retained earnings has been reflected on the unaudited pro forma balance sheet as at September 30, 2004, reflecting a non recurring Large Corporation Tax charge incurred upon completion of the proposed Trust Spinout. This item has been presented as a pro forma adjustment to retained earnings and has not been presented as an adjustment in the unaudited pro forma consolidated statements of earnings as they do not have a continuing impact on the earnings of the Company.

      (v) Following the completion of the proposed Trust Spinout, the Company would hold approximately 19% of the total issued and outstanding Trust Units. The equity interest in the Trust is recorded at book value of the Spinout Assets which is $113.1 million. The equity income resulting from the investment in the Trust is $23.6 million and $17.8 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively.

     (vi) As a result of the proposed debt exchange offering, other assets increased by $3.0 million to reflect the estimated costs for the exchange offering. Interest expense has increased by $0.3 million and $0.4 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, to reflect the amortization of issuance costs over eight years.

     (vii) As a result of the proposed debt exchange offering, interest expense has decreased by less than $0.1 million and increased by $5.7 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, to reflect the interest rate of the new senior notes. Pursuant to the proposed debt exchange, US$35.3 million (Cdn$44.4 million) will be paid to holders of existing senior notes to facilitate the

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
PARAMOUNT RESOURCES LTD.
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NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

            exchange. An adjustment for this amount has been reflected as an adjustment to Paramount's credit facility. The $44.4 million has been presented as an adjustment to retained earnings and has not been presented as an adjustment in the unaudited pro forma consolidated statements of earnings as it does not have a continuing impact on the earnings of the Company. Interest expense increased by $1.3 million and $1.8 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, to reflect the increase the Company's credit facility of $44.4 million. Deferred financing costs decreased by $8.2 million as at September 30, 2004, due to the settlement of the 7 7/8% and 8 7/8% Senior Notes upon completion of the debt exchange.

    (viii) Large Corporation Tax has been increased by $0.5 million and $0.5 million for the nine months ended September 30, 2004 and the year ended December 31, 2004, respectively, as a result of the increase in Paramount's capital tax base due to the pro forma adjustments above.

6.  EFFECT OF RECENT ACCOUNTING PRONOUNCEMENT AND DISCONTINUED OPERATIONS

A)  ASSET RETIREMENT OBLIGATIONS

On January 1, 2004, Paramount retroactively adopted, with restatement, the Canadian Institute of Chartered Accountants', ("CICA") recommendations on Asset Retirement Obligations, which require liability recognition for the fair value of retirement obligations associated with long-lived assets. As a result of the retroactive adoption of this recommendation, the following adjustments have been applied to Paramount's unaudited pro forma consolidated statement of earnings
(loss) for the year ended December 31, 2003; Paramount's accretion of asset retirement obligations has decreased by $0.4 million, depletion and depreciation has increased by $2.9 million, and future income tax recovery has increased by $1.0 million.

B)  DISCONTINUED OPERATIONS

On July 27, 2004, Wilson Drilling Ltd. ("Wilson"), a private drilling company in which Paramount owns a 50 percent equity interest, closed the sale of its drilling assets for $32 million to a publicly traded Income Trust. The gross proceeds were $19.2 million cash with the balance in exchangeable shares. The exchangeable shares are valued at the fair market value of the purchasers' shares and can be redeemed for trust units in an income trust subject to customary securities laws and regulations. In connection with the closing of the sale, certain indebtedness related to these operations has been extinguished. For reporting purposes, the results of operations, property, plant and equipment, and the current and long-term debt have been presented as discontinued operations. Prior period financial statements have been reclassified to reflect this change.

On September 10, 2004, Paramount completed the disposition of its 99% interest in a drilling partnership for approximately $1.0 million. For reporting purposes, the drilling partnership has been accounted for as discontinued operations.

Paramount has reclassified a building acquired as a result of the Summit acquisition as an asset held for sale. For reporting purposes, $7.9 million of property, plant and equipment, $6.5 million of current

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PARAMOUNT RESOURCES LTD.
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NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

and long-term debt, and $0.2 million of earnings (loss) have been classified as discontinued operations as at, and for the nine months ended September 30, 2004.

Selected financial information of the discontinued operations:

                                                               NINE MONTHS
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  2004            2003
------------------------------------------------------------------------------------------
Revenue
  Other Income..............................................      1,224          2,012
                                                                 ------          -----
Expenses
  Interest..................................................        548            703
  General and administrative................................       (233)          (367)
  Depreciation..............................................        886          1,204
  (Gain) loss on sale of property and equipment.............     (6,771)            20
                                                                 ------          -----
                                                                 (5,570)         1,560
                                                                 ------          -----
Net income (loss) before income tax.........................      6,794            452
Large Corporation Tax and other.............................      1,532            186
Future income tax expense...................................        103            324
                                                                 ------          -----
Net income (loss) from discontinued operations..............      5,159            (58)
                                                                 ======          =====

7.  NET EARNINGS PER COMMON SHARE

The calculation of net income (loss) per common share is based on the basic and diluted weighted average number of common shares outstanding for the period of 58,887 and 59,945, respectively for the nine months ended September 30, 2004 and 60,098 and 60,472, respectively, for the year ended December 31, 2003 before adjustments related to the issuance of common and flow-through shares, note 5(b)(i).

After adjusting for the issuance of common and flow-through shares, note 5(b)(i), the calculation of net income (loss) per common share is based on the basic and diluted weighted average number of common shares outstanding for the period of 63,387 and 64,445, respectively, for the nine months ended September 30, 2004 and 64,598 and 64,972, respectively, for the year ended December 31, 2003.

8.  US GAAP RECONCILIATION

The pro forma unaudited consolidated financial statements as at and for the nine months ended September 30, 2004 and the year ended December 31, 2003 have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Any differences in accounting principles as they pertain to the accompanying financial statements are not material except as described

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PARAMOUNT RESOURCES LTD.
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NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

below. The application of United States generally accepted accounting principles ("US GAAP") would have the following effects on the Company's pro forma net earnings (loss) as follows:

                                                              NINE MONTHS
                                                                 ENDED             YEAR ENDED
                                                             SEPTEMBER 30,        DECEMBER 31,
                                                                  2004                2003
-------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS) FOR THE PERIOD.......................       $44,350              $(1,841)
ADJUSTMENTS, NET OF TAX
Forward foreign exchange contracts and other financial
  instruments(a).........................................           124                1,640
Impairments and related change in depletion and
  depreciation(c)........................................         1,694                7,046
Short-term investments(d)................................           163                  428
General and administrative(f)............................        (2,551)                 263
Earnings (loss) from discontinued operations(g)..........            --               (8,593)
                                                                -------              -------
Earnings (loss) before discontinued operations and change
  in accounting policy...................................        43,780               (1,057)
Earnings from discontinued operations, net of tax(g).....            --                8,593
Change in accounting policy--asset retirement
  obligations, net of tax(h).............................            --               (4,127)
                                                                -------              -------
NET EARNINGS FOR THE PERIOD--US GAAP.....................       $43,780              $ 3,409
                                                                =======              =======
NET EARNINGS (LOSS) PER COMMON SHARE BEFORE DISCONTINUED
  OPERATIONS AND CHANGE IN ACCOUNTING POLICY FOR THE
  PERIOD--US GAAP
  Basic..................................................       $  0.69              $ (0.02)
  Diluted................................................       $  0.68              $ (0.02)
NET EARNINGS PER COMMON SHARE FOR THE PERIOD--US GAAP
  Basic..................................................       $  0.69              $  0.05
  Diluted................................................       $  0.68              $  0.05

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PARAMOUNT RESOURCES LTD.
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NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

The application of US GAAP would have the following effect on the consolidated balance sheets as at September 30, 2004:

                                                                SEPTEMBER 30, 2004
                                                              ----------------------
                                                                  AS
                                                               REPORTED     US GAAP
------------------------------------------------------------------------------------
ASSETS
Short term investments(d)...................................   $ 11,715     $ 12,700
Financial instruments(a)....................................      1,531           --
Future tax asset............................................      8,881           --
Property, plant and equipment(c)............................    669,008      694,569

LIABILITIES
Deferred hedging loss(a)....................................   $     --     $     --
Deferred revenue(a).........................................         --           --
Financial instruments(a)....................................      2,275          538
Future income taxes(a)(b)(c)(d)(f)..........................         --        1,617
SHAREHOLDERS' EQUITY
Retained earnings(a)(c)(d)(f)...............................   $119,099     $132,404

(a)  FORWARD FOREIGN EXCHANGE CONTRACTS AND OTHER FINANCIAL INSTRUMENTS
Prior to January 1, 2004, Paramount had designated, for Canadian GAAP purposes, its derivative financial instruments as hedges of anticipated revenue and expenses. In accordance with Canadian GAAP, payments or receipts on these contracts were recognized in income concurrently with the hedged transaction. Accordingly, the fair value of contracts deemed to be hedges was not previously reflected in the balance sheet, and changes in fair value were not reflected in earnings. As disclosed in note 2 of the unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2004, effective January 1, 2004, the Company has elected not to designate any of its financial instruments as hedges for Canadian GAAP purposes, thus eliminating this US/Canadian GAAP difference in future periods.

For US purposes, the Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 133, as amended, "Accounting for Derivative Instruments and Hedging Activities". With the adoption of this standard, all derivative instruments are recognized on the consolidated balance sheet at fair value. The statement requires that changes in the derivative instrument's fair value be recognized currently in earnings (loss) unless specific hedge accounting criteria are met.

Under US GAAP for the nine-month period ending September 30, 2004, the deferred financial instrument asset of $1.5 million and the deferred financial instrument liability of $0.8 million described in note 2 of the unaudited interim consolidated financial statements as at September 30, 2004 and for the nine months then ended, would not be recorded for US GAAP purposes. Amortization of the deferred financial instrument asset and liability of $0.2 million (net of tax -- $0.1 million) for the nine months ended September 30, 2004 would not have been recognized in earnings (loss) for US GAAP

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PARAMOUNT RESOURCES LTD.
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NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

purposes. For the year ended December 31, 2003, additional income of $2.7 million (net of tax -- $1.6 million) would have been recorded.

(b)  FUTURE INCOME TAXES
The Canadian liability method of accounting for income taxes is similar to the provisions of US SFAS No. 109 "Accounting for Income Taxes", which requires the recognition of deferred tax assets and liabilities (referred to as future taxes under Canadian GAAP) for the expected deferred tax consequences of events that have been recognized in the Company's financial statements or tax returns. Pursuant to US GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted rates. For the nine-month periods ended September 30, 2004 and the year ended December 31, 2003, this difference did not impact the Company's financial position or results of operations.

(c)  IMPAIRMENTS
Under both US and Canadian GAAP, property, plant and equipment must be assessed for potential impairments. Under US GAAP, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss (the amount by which the carrying amount of the asset exceeds the fair value of the asset) should be recognized. Fair value is calculated as the present value of estimated expected future cash flows. Prior to January 1, 2004, under Canadian GAAP, the impairment loss was the difference between the carrying value of the asset and its net recoverable amount (undiscounted). Effective January 1, 2004, the Canadian Institute of Chartered Accountants (the "CICA") implemented a new pronouncement on impairment of long-lived assets, which eliminated the US/Canadian GAAP difference going forward.

For the nine-month periods ended September 30, 2004 and the year ended December 31, 2003, no impairment charge would be recorded and a reduction in depletion and depreciation expense of $2.8 million (net of tax -- $1.7 million) and $11.7 million (net of tax -- $7.0 million), respectively, would be recorded due to impairment charges recorded in fiscal 2002 and 2001 under US GAAP.

(d)  SHORT-TERM INVESTMENTS
Under US GAAP, equity securities that are bought and sold in the short-term are classified as trading securities. Unrealized holding gains and losses related to trading securities are included in earnings (loss) as incurred. Under Canadian GAAP, these gains and losses are not recognized in earnings (loss) until the security is sold. As at September 30, 2004 and December 31, 2003, the Company had unrealized holding gains of $1.0 million (net of tax -- $0.6 million) and $0.7 million (net of tax -- $0.4 million), respectively. The net increase of $0.3 million (net of tax -- $0.2 million) has been recorded for US GAAP purposes for the nine months ended September 30, 2004. The Company had unrealized holding gains of $0.7 million (net of tax -- $0.4 million), as at December 31, 2003.

(e)  OTHER COMPREHENSIVE INCOME (LOSS)
Under US GAAP, certain items such as the unrealized gains or losses on derivative instrument contracts designated and effective as cash flow hedges are included in other comprehensive income (loss). In these unaudited pro forma consolidated financial statements, there are no comprehensive income (loss) items other than net earnings (loss).

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PARAMOUNT RESOURCES LTD.
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NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

(f)  STOCK-BASED COMPENSATION
The Company has granted stock options to selected employees, directors and officers. For US GAAP purposes, SFAS 123, "Accounting for Stock-Based Compensation", requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation cost.

The following table summarizes the pro forma effect on earnings (loss) had the Company recorded the fair value of options granted:

                                                   NINE MONTHS ENDED       YEAR ENDED
                                                   SEPTEMBER 30, 2004   DECEMBER 31, 2003
-----------------------------------------------------------------------------------------
NET EARNINGS FOR THE PERIOD--US GAAP.............       $43,780              $3,409
Stock-based compensation expense determined under
  the fair value based method for all awards, net
  of related tax effects.........................         2,551                (263)
                                                        -------              ------
PRO FORMA NET EARNINGS--US GAAP..................       $46,331              $3,146
                                                        =======              ======
NET EARNINGS PER COMMON SHARE
Basic
  as reported....................................       $  0.69              $ 0.05
  pro forma......................................       $  0.73              $ 0.05
Diluted
  as reported....................................       $  0.68              $ 0.05
  pro forma......................................       $  0.72              $ 0.05

Under APB Opinion 25, the re-pricing of outstanding stock options under a fixed price stock option plan results in these options being accounted for as variable price options from the date of the modification until they are exercised, forfeited or expire. For the nine months ended September 30, 2004 and the year ended December 31, 2003, an additional $3.4 million (2003--$0.3 million) would have been recorded as general and administrative expense related to the re-pricing of outstanding stock options and for the nine months ended September 30, 2004 and the year ended December 31, 2003, $0.8 million (2003--$0.6 million) of general and administrative expenses related to stock options under Canadian GAAP would be reversed as the Company has chosen not to fair value account for its options using the fair value method under SFAS 123.

(g)  DISCONTINUED OPERATIONS
Under US GAAP, the PET transaction would be accounted for as discontinued operations as the applicable criteria set out in SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" had been met. Accordingly, net earnings (loss) from discontinued operations would have totalled $nil and $12.9 million (net of tax--$8.6 million) for the nine months ended September 30, 2004 and year ended December 31, 2003 or $nil and $0.13 per basic and diluted common share, respectively.

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
PARAMOUNT RESOURCES LTD.
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NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

(h)  ASSET RETIREMENT OBLIGATIONS
Effective January 1, 2004, the Company has retroactively adopted, with restatement, the CICA recommendations on Asset Retirement Obligations. For US GAAP purposes, the Company has adopted SFAS No. 143, "Accounting for Asset Retirement Obligations", effective January 1, 2003. For US GAAP, the cumulative impact upon adoption of SFAS No. 143 for the year ended December 31, 2003, is a $6.8 million (net of tax--$4.1 million) charge to earnings (loss) or $0.06 per basic and diluted common share. For Canadian GAAP purposes, upon adoption on January 1, 2004, the retroactive effect of this pronouncement on prior years was reflected in opening retained earnings (loss) for the earliest period presented.

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